(English Translation)

Exhibit 2.1

Share Exchange Agreement

CITIGROUP JAPAN HOLDINGS LTD., a kabushiki kaisha having its offices at 3-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (“CJH”), and NIKKO CORDIAL CORPORATION, a kabushiki kaisha having its offices at 6-5 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo 103-8225, Japan (“NCC”), hereby amend the Share Exchange Agreement as of October 31, 2007 between CJH and NCC (the “Original Agreement”) and execute the following Share Exchange Agreement (hereinafter referred to as the “Agreement”) as of November 14, 2007 (the “Execution Date”). This Agreement shall become effective on the Execution Date and upon the effectiveness of this Agreement the provisions of the Original Agreement shall be superceded in their entirety by the effectiveness of this Agreement. CJH is a wholly owned first-tier subsidiary of Citigroup Inc., a Delaware corporation (“Citigroup”).

Article 1 (Share Exchange)

CJH and NCC shall execute a share-for-share exchange as a result of which CJH shall become the absolute parent company of NCC and NCC shall become a wholly owned subsidiary of CJH (the “Share Exchange”). As a consequence of the Share Exchange, CJH shall acquire the entire issued stock of NCC, except the stock of NCC owned by CJH, in exchange for shares of common stock of Citigroup (the “Citigroup Shares”) in the manner described in Article 2 below.

Article 2 (Shares to be Delivered in Share Exchange and Allotment)

2.1 Upon the execution of the Share Exchange, CJH shall deliver to the shareholders of NCC (including beneficial shareholders, but excluding CJH), as entered or recorded in the shareholders’ register of NCC (hereinafter including the beneficial shareholders’ register) as of the time (the “Reference Time”) immediately preceding the time when CJH acquires the entire issued stock of NCC (except the stock of NCC already owned by CJH), the number of Citigroup Shares obtained by multiplying the total number of shares of common stock of NCC owned by the shareholders of NCC (excluding CJH) as entered or recorded in the shareholders’ register of NCC as of the Reference Time (“NCC Shares”) by the Exchange Shares. “Exchange Shares” means, with respect to each NCC Share, the number of Citigroup Shares into which such NCC Share will be exchanged, calculated in accordance with the following formula:

Exchange Shares = ¥ 1,700 /((Citigroup Average Price)(Exchange Rate)), where

“Citigroup Average Price” means the average of the volume-weighted average prices per Citigroup Share on the New York Stock Exchange on each of the trading days in the Valuation Period;

“Valuation Period” means the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008, Eastern Standard Time;

“Exchange Rate” means the average of the mean of the exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation), expressed as a number of yen per one U.S. dollar, as of 11:00 a.m. (Tokyo time) on each of the Business Days from January 15, 2008 (inclusive) to January 17, 2008 (inclusive).

“Business Day” means a day on which banks are open for business in both Tokyo, Japan and New York, New York, U.S.A.

Exchange Shares shall be calculated to the extent of thousandths of a Citigroup Share, rounded to the nearest multiple of 0.002 (rounded up in the case of equidistant thousandths numbers).

2.2 Upon the execution of the Share Exchange, CJH shall allot to each shareholder of NCC (including beneficial shareholders, but excluding CJH) as entered or recorded in the shareholders’ register of NCC as of the Reference Time a number of Citigroup Shares equal to the product of the Exchange Shares and the number of NCC Shares owned by such shareholder as entered or recorded in the shareholders’ register of NCC as of the Reference Time.

2.3 Notwithstanding the foregoing, if a Capital Transaction occurs as of a record date during or after the Valuation Period but before the Effective Date (as defined in Article 3 below, hereinafter the same shall apply), the Exchange Shares shall be adjusted proportionately to the relevant ratio of such Capital Transaction, and if a Capital Transaction occurs as of a record date during the Valuation Period the volume-weighted average price per Citigroup Share for all trading days within the Valuation Period prior to such record date shall be adjusted proportionately to such relevant ratio, in each case so as to put NCC shareholders in the same position that they would have been in had such Capital Transaction not taken place. A “Capital Transaction” means a stock dividend, stock split, reverse stock split or similar transaction in connection with the Citigroup Shares that would reasonably require an adjustment of the formula set out in Article 2.1 hereof. In addition, if a cash dividend is declared as of a record date during January 2008 before the Effective Date, an appropriate adjustment shall be made to the Exchange Shares to reflect the diminution in value of the Citigroup Shares delivered at the Effective Date as a result of the dividend declaration.

2.4 Notwithstanding the foregoing, if the number of Citigroup Shares that would be delivered to any NCC shareholder upon the Effective Date includes a fraction of less than one, CJH shall deliver to such shareholder an amount of cash (“hasu-choseikin”) equal, rounded as necessary up to the nearest whole yen, to the product of such fraction and the Market Price in lieu of the number of Citigroup Shares equal to such fraction. For the purpose of this paragraph, “Market Price” shall mean the price per Citigroup Share in the last sales transaction which is made one day prior to the day immediately before the Effective Date (US Eastern Standard Time) on the New York Stock Exchange, converted into Japanese yen, rounded as necessary up to the nearest whole yen, at the mean of the last exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted immediately before the Effective Date by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation).

Article 3 (Effective Date)

The date on which the Share Exchange shall become effective (hereinafter referred to as the “Effective Date”) shall be January 29, 2008.

Article 4 (General Meeting for Approval of the Share Exchange)

4.1 NCC shall convene an extraordinary general meeting of shareholders, scheduled to be held on December 19, 2007 (the “Shareholders Meeting”), and submit an agenda at the Shareholders Meeting permitting a vote on this Agreement and the resolution of any matters which shall be necessary to execute the Share Exchange, provided, however, that such schedule may be modified upon consultation and agreement between CJH and NCC in the event such modification is necessary under the applicable procedural requirements for the Share Exchange or other reasons.

4.2 CJH shall convene and seek its shareholder’s approval of the Share Exchange at an extraordinary general meeting of shareholders of CJH scheduled to be held prior to the Effective Date. CJH represents and warrants to NCC that Citigroup, its sole shareholder, has agreed to vote in favor of the Share Exchange at such meeting.

Article 5 (Limitation on Distribution of Surplus)

NCC shall not declare or pay any dividend on the NCC Shares, after the dividend for the quarter ended September 30, 2007, while the transactions contemplated by this Agreement are pending. The parties acknowledge that those who received Citigroup Shares in the Share Exchange and keep holding them will be entitled to receive dividends declared on the Citigroup Shares as of any record date after the Effective Date.

Article 6 (Management of Company Property, etc.)

6.1 From the date of this Agreement to the Effective Date, NCC shall conduct its business and manage and operate its property with the duty of care and diligence of a good manager, in accordance with its ordinary and usual practice, and in substantially the same manner as customarily conducted, and if NCC intends to engage in any course of action which may have a material impact on its property, rights or obligations, such course of action may only be performed after consultation with CJH and having received its consent thereto. From the date of this Agreement to the Effective Date, NCC shall not issue or allot any new NCC Shares or share purchase warrants (shinkabu yoyaku-ken) or dispose of any treasury shares or share purchase warrants unless required by law or the terms of NCC share purchase warrants (shinkabu-yoyaku-ken) or rights to purchase shares (shinkabu-hikiuke-ken), or split its shares.

6.2 From the date of this Agreement to the Effective Date, CJH shall conduct its business and manage and operate its property in such a manner as will not in any way interfere with its ability to consummate the Share Exchange and fulfill its other obligations under this Agreement. CJH represents and warrants that as of the Effective Date it will own beneficially and of record sufficient Citigroup Shares, without any security interests or other encumbrances, to deliver all Citigroup Shares to be issued in the Share Exchange in accordance with Article 2.1.

6.3 With respect to the starting date of maintenance of absorbing merger agreement and others (kyushugappei-keiyaku-to bichikaishi-bi), NCC shall cause Article 782, Paragraph 2, Item 1 of the Corporate Law to apply to the Share Exchange unless otherwise agreed between CJH and NCC.

Article 7 (Termination of Agreement)

7.1 Upon the occurrence of any material event beyond the reasonable control of either party hereto that makes the completion of the Share Exchange impossible or impracticable, this Agreement may be modified or terminated upon mutual written agreement of both parties hereto after mutual consultation.

7.2 If after November 14, 2007 there has been a change or event that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or results of operations of NCC and its subsidiaries, taken as a whole, excluding changes in economic conditions affecting market participants generally, CJH and NCC may modify the terms and conditions of the Share Exchange upon consultation and mutual agreement or CJH may terminate this Agreement by written notice to NCC; provided that if the convocation notice for the Shareholders Meeting has been sent to NCC shareholders, any modifications shall either (x) be to the extent permitted without sending a new convocation notice or (y) require the transmittal of a new convocation notice reflecting such modifications.

7.3 If the Citigroup Average Price is below $22 (adjusted, if applicable, for any Capital Transaction), this Agreement shall terminate as of January 22, 2008 unless CJH and NCC agree otherwise and publicly announce that agreement on or before January 21, 2008.

Article 8 (Effectiveness of this Agreement)

This Agreement shall become null and void in the event that the approval of the Share Exchange by the Shareholders Meeting or the competent authorities as required by applicable laws and regulations is not obtained, and the Share Exchange has not occurred, by April 28, 2008.

Article 9 (Consultation)

Except as provided in this Agreement, any matter which is necessary for the execution of the Share Exchange shall be determined through consultation and agreement between CJH and NCC consistent with the purpose and intent of this Agreement.

Article 10 (Governing Law)

This Agreement shall be governed by and construed in accordance with the laws of Japan.

IN WITNESS WHEREOF, two original copies of this Agreement have been prepared, and after affixing their seals on the date first written above, each party shall retain one copy.

CJH:	CITIGROUP JAPAN HOLDINGS LTD.

Douglas L. Peterson
Representative Director & CEO

NCC:	NIKKO CORDIAL CORPORATION

Shoji Kuwashima
Representative Executive Officer, President & CEO

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